UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.   )*

Under the Securities Exchange Act of 1934

The AZEK Company Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

05478C105

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)

☐      Rule 13d-1(c)

☒      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05478C105	13G	Page 2 of 6

1.	Names of Reporting Persons
Ontario Teachers’ Pension Plan Board

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
Ontario, Canada

	5.	Sole Voting Power
		39,221,090[1]
Number of
Shares	6.	Shared Voting Power
Beneficially		0
Owned by
Each	7.	Sole Dispositive Power
Reporting		39,221,090[1]
Person With
	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
39,221,090[1]

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
25.4%[2]

12.	Type of Reporting Person (See Instructions)
FI

1 As of December 31, 2020, and including 100 shares of Class A common stock, par value $0.001 per share (the “Class A Common Stock”), of The AZEK Company Inc. (the “Issuer”) issuable upon conversion of 100 shares of Class B common stock (the “Class B Common Stock”) of the Issuer beneficially owned by Ontario Teachers’ Pension Plan Board (“OTPP”). As of the date hereof, OTPP beneficially owns 27,721,090 shares of Class A Common Stock, and including 100 shares of Class A Common Stock issuable upon conversion of 100 shares of Class B Common Stock.

2 Calculated based on (i) 154,637,240 Class A common stock of the Issuer outstanding as of January 26, 2021 as reported in the Issuer’s amended annual report on Form 10-K/A filed with the Securities and Exchange Commission on February 3, 2021 and (ii) 100 shares of Class A Common Stock issuable upon conversion of 100 shares of Class B Common Stock beneficially owned by OTPP.

Item 1.

(a)	Name of Issuer:
The AZEK Company Inc.
(b)	Address of Issuer’s Principal Executive Offices: 1330 W Fulton Street, Suite 350, Chicago, Illinois

Item 2.

(a)	Name of Person Filing:
Ontario Teachers’ Pension Plan Board (“OTPP”)

(b)	Address of Principal Business Office or, if none, Residence:
5650 Yonge Street, 3rd Floor, Toronto, Ontario, Canada M2M 4H5
(c)	Citizenship:
OTPP is a corporation incorporated under the laws of the Province of Ontario, Canada
(d)	Title of Class of Securities:
Class A Common Stock, par value $0.001 per share

(e)	CUSIP Number:
05478C105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:
39,221,090[1]

The reported securities are owned by OTPP. Each of Mr. Blake Sumler, Mr. Ashfaq Qadri, and Mr. Romeo Leemrijse may be deemed to have power to dispose of or convert the shares held by OTPP because of a delegation of authority from the Board of Directors of OTPP, and each expressly disclaims beneficial ownership of such shares.
	(b)	Percent of class:
25.4%[2]
	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote
39,221,090[1]
(ii) Shared power to vote or to direct the vote
0
(iii) Sole power to dispose or to direct the disposition of
39,221,090[1]
(iv) Shared power to dispose or to direct the disposition of
0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

1 As of December 31, 2020, and including 100 shares of Class A common stock, par value $0.001 per share (the “Class A Common Stock”), of The AZEK Company Inc. (the “Issuer”) issuable upon conversion of 100 shares of Class B common stock (the “Class B Common Stock”) of the Issuer beneficially owned by Ontario Teachers’ Pension Plan Board (“OTPP”). As of the date hereof, OTPP beneficially owns 27,721,090 shares of Class A Common Stock, and including 100 shares of Class A Common Stock issuable upon conversion of 100 shares of Class B Common Stock.

2 Calculated based on (i) 154,637,240 Class A common stock of the Issuer outstanding as of January 26, 2021 as reported in the Issuer’s amended annual report on Form 10-K/A filed with the Securities and Exchange Commission on February 3, 2021 and (ii) 100 shares of Class A Common Stock issuable upon conversion of 100 shares of Class B Common Stock beneficially owned by OTPP.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2021

ONTARIO TEACHERS’ PENSION PLAN BOARD

By:	/s/ Rossana Di Lieto
Name: Rossana Di Lieto
Title: Senior Managing Director, Chief Compliance Officer & Associate General Counsel